EXHIBIT 1

JOINT FILING AGREEMENT

The undersigned hereby agree to the joint filing of the Schedule 13G to which this Agreement is attached.

Dated:  August 6, 2003

U.S. BANCORP PIPER JAFFRAY DISCOVERY GROUP I, LLC, for itself and as general partner of DISCOVERY EQUITY PARTNERS, L.P.

By:	/s/ Michael R. Murphy
Michael R. Murphy
Managing Member

DANIEL J. DONOGHUE

/s/ Daniel J. Donoghue

MICHAEL R. MURPHY

/s/ Michael R. Murphy